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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934


                          GENTIVA HEALTH SERVICES, INC.
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                       (Name of Subject Company (Issuer))

                          GENTIVA HEALTH SERVICES, INC.
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                  (Name of Filing Person (Issuer and offeror))
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                OPTIONS TO PURCHASE GENTIVA HEALTH SERVICES, INC.
                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)
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                                    37247A102
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

        Patricia C. Ma                               Copy to:
GENTIVA HEALTH SERVICES, INC.                 Helene R. Banks, Esq.
 3 Huntington Quadrangle, 2S                 CAHILL GORDON & REINDEL
Melville, New York 11747-8943                     80 Pine Street
        (631) 501-7000                    New York, New York 10005-1702
                                                  (212) 701-3000

                 (Name, address and telephone number of persons
               authorized to receive notices and communications on
                            behalf of filing persons)
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                            CALCULATION OF FILING FEE
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     Transaction Valuation                       Amount of Filing Fee
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               *                                           *
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*    A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before commencement of a tender offer.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:  Not Applicable      Filing Party: Not Applicable
    Form or Registration No.: Not Applicable     Date Filed: Not Applicable

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[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    / /  third-party tender offer subject to Rule 14d-1.
    /X/  Issuer tender offer subject to Rule 13e-4.
    / /  going-private transaction subject to Rule 13e-3.
    / /  amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer.: / /

     The following preliminary communication related to an intended issuer tender offer, which does not constitute an offer to purchase, is an excerpt from a joint proxy statement prospectus filed on Form S-4 by Gentiva Health Services, Inc. and Accredo Health, Incorporated on March 21, 2002.

Gentiva Tender Offer for Outstanding Gentiva Options

     Prior to the closing of the sale of the SPS business, Gentiva intends to commence a cash tender offer for all of its outstanding options to purchase its common stock. The tender offer will be subject to the satisfaction or waiver of a number of conditions, including the consummation of the sale of the SPS business. It is expected that under the terms of the tender offer, Gentiva will purchase for cash tendered options at a purchase price to be calculated by subtracting the applicable exercise price of the option per share from the market value per share of Gentiva's common stock (the "option purchase price"). For this purpose, market value will be the average of the daily closing price of Gentiva's common stock on the Nasdaq National Market for the five trading days ending on the date of the closing of the sale of the SPS business. It is expected that the tender offer will expire five business days after the expected closing of the sale of the SPS business. To the extent the aggregate option purchase price for all options tendered exceeds $25 million, Gentiva intends to accept for payment only such number of options which would result in a aggregate option purchase price of as close as practicable to $25 million (but not to exceed $25 million), reducing pro rata from each option holder the number of options tendered in accordance with the tender offer. Payment for the tendered options not validly withdrawn will be funded by Gentiva's existing cash on hand. Any outstanding options after the tender offer will be exercisable in accordance with Gentiva's existing applicable option plans and the exercise prices of such options will be adjusted in accordance with Gentiva's existing applicable option plans to give effect to the distribution of the proceeds of the sale of the SPS business effective on the record date for the distribution of the proceeds of the sale of the SPS business. This tender offer is not required by the asset purchase agreement and will be commenced solely at the option of Gentiva.

         Gentiva has not commenced the offer to purchase that is referred to in this communication. Upon commencement of such offer, Gentiva will file with the Securities and Exchange Commission a completed Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents. Option holders are strongly encouraged to read the Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents, when these become available because they will contain important information about the offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission website at www.sec.gov and from Gentiva. Option holders who wish to obtain a copy of Schedule TO and related exhibits from Gentiva, including the offer to purchase, letter of transmittal and other related documents, when these become available should contact Patricia C. Ma at Gentiva Health Services, 3 Huntington Quadrangle, 2S, Melville, NY 11747, telephone: (631) 501-7000. THIS DESCRIPTION IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES.

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     This announcement may contain forward-looking statements that are based on our current expectations and estimates, and reflect management's beliefs and certain assumptions made by us upon information available to us at this time. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "may," "will," and variations of these words or similar expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements speak only as of the date hereof. Such information is subject to change. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.